SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Bo, 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release describing Media100 Asset Acquisition

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Danny Lustiger —————————————— Danny Lustiger Chief Financial Officer

Date: June 2, 2004

3

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

OPTIBASE ANNOUNCES COMPLETION OF MEDIA 100 ASSET ACQUISITION

Media 100 Business Activity to Continue Within Optibase

HERZLIYA, Israel and MARLBORO, MA, June 2, 2004 – Optibase Ltd. (NASDAQ: OBAS), a leader in digital video encoding and streaming solutions, today announced that, following a favorable judgment from the United States Bankruptcy Court for the District of Massachusetts, it has completed the purchase of substantially all of the assets of Media 100 Inc. (OTCBB: MDEA.PK), for $2.5 million (less the amount of any funding advanced), as reported in the press release dated March 22, 2004. With the addition of Media 100‘s 844/X, Media 100 HD, Media 100 i and other content design products to the Company’s product portfolio, Optibase now offers a broader selection of high quality professional video products, from digital editing and compositing to encoding and delivery.

Commenting on the transaction, Tom Wyler, Chairman and CEO of Optibase said, “We are extremely excited to complete this asset acquisition and add Media 100‘s products and technology to our industry leading product family. For years, Optibase has been at the forefront of digital video technology, continuously pushing the envelope of video-based applications. The Media 100 acquisition will allow us to leverage our experience in digital video to add editing and compositing solutions to our already wide range of applications. In addition to expanding our product line and adding new customers and channel partners, we are taking on close to 40 highly skilled engineers as well as dedicated sales and marketing professionals who we believe will play a key role in Optibase’s performance in the years to come.”

About Optibase
        Optibase, Ltd. (NASDAQ: OBAS) provides professional editing, compositing, encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

2